

RECEIVE UP TO

$2,000 OFF

A CoolPV System

Any investor who invests up to $2000 will get a coupon good for $100 off the installed price of each CoolPV panel they purchase.

The maximum value of the coupon is $2,000 (or twenty panels at $100 each). Only applies to new system quotations. Multiple discounts are not allowed. If there is no dealer in an investor's area, the coupon will be good for one year while we try and establish dealers.

www.CoolPV.com